Exhibit 21.1
OFFICE PROPERTIES INCOME TRUST
SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation, Organization or Incorporation
First Potomac DC Holdings, LLC	Delaware
GOV NEW OPPTY LP	Delaware
GOV NEW OPPTY REIT	Maryland
Government Properties Income Trust LLC	Delaware
GPT Properties Trust	Maryland
SC Merger Sub LLC	Maryland
SIR Chicago LLC	Delaware
SIR Holdings Corporation	Maryland
SIR Operating Partnership LP	Delaware
SIR Properties Trust	Maryland